Filed by Hess Midstream LP

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Hess Midstream Partners LP

Registration No. 001-38050

The following is an excerpt of disclosure filed with the Securities and Exchange Commission under Item 2.03 of Form 8-K by Hess Midstream Partners LP on December 10, 2019.

On December 10, 2019, in connection with the closing of the previously announced offering (the “Offering”) and issuance by Hess Midstream Partners LP (the “Issuer”), of $550,000,000 in aggregate principal amount of its 5.125% senior notes due 2028 (the “Notes”), the Issuer entered into an indenture, dated as of December 10, 2019 (the “Indenture”), with Wells Fargo Bank, National Association, as trustee (the “Trustee”). The Indenture contains customary terms, events of default and covenants relating to, among other things, the incurrence of debt, the payment of dividends or similar restricted payments, undertaking certain transactions with the Issuer’s affiliates, and limitations on asset sales.

The Notes were sold only to “qualified institutional buyers” in the United States pursuant to Rule 144A and outside the United States to non-U.S. Persons in compliance with Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes have not been and will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws.

At any time prior to June 15, 2023, the Issuer may redeem up to 35% of the aggregate principal amount of the Notes at a redemption price equal to 105.125% of the principal amount, plus accrued and unpaid interest, if any, to but not including the redemption date, with an amount of cash not greater than the net cash proceeds from certain equity offerings, subject to certain conditions. At any time prior to June 15, 2023, the Issuer may redeem the Notes in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to 100% of the principal amount of the Notes plus a “make-whole” premium plus accrued and unpaid interest, if any, to but not including the redemption date. The Issuer may also redeem all or a part of the Notes at any time on or after June 15, 2023, at the redemption prices set forth in the Indenture, plus accrued and unpaid interest, if any, to but not including the redemption date. If the Issuer experiences a Change of Control Triggering Event (as defined in the Indenture), the Issuer will be required to offer to repurchase the Notes in cash at a price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to but not including the purchase date. If the Reorganization (as defined in the Indenture) is not consummated by March 31, 2020 (or such later date as agreed by the parties to the Restructuring Agreement (as defined in the Indenture) (the “Outside Date”); provided that the Outside Date will not extend beyond April 17, 2020), or, if on a date prior to the Outside Date, the Issuer notifies the Trustee or otherwise announces that the Reorganization will not be consummated, the Notes will be subject to a special mandatory redemption at a price equal to 100% of the initial issue price of the Notes plus accrued and unpaid interest from the date of initial issuance to, but excluding, the special mandatory redemption date. There is no escrow account for, or security interest in, the proceeds of this offering for the benefit of the holders of the Notes.

The Notes rank equally in right of payment with all of the Issuer’s existing and future senior indebtedness and senior to all of the Issuer’s future subordinated indebtedness. The Notes are effectively subordinated in right of payment to all of the Issuer’s existing and future secured debt, including amounts outstanding under the Issuer’s Credit Facilities (as defined in the Indenture), to the extent of the value of the collateral securing such debt, and are structurally subordinated to the secured and unsecured debt (including trade payables) of the Issuer’s subsidiaries that do not guarantee the Notes.

# # #

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This filing contains forward-looking statements within the meaning of federal securities laws regarding Hess Midstream Partners LP (the “Company”). These forward-looking statements relate to, among other things, the proposed transaction between the Company and an affiliate and include expectations, estimates and projections concerning the business and operations, financial priorities and strategic plans of the combined entity. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and current projections or expectations. Factors that could cause the Company’s actual results to differ materially from those implied in the forward-looking statements include the following: the ability to consummate the proposed transaction between the Company and its affiliate on the proposed terms and timeline; the ability to satisfy various conditions to closing of the proposed transaction, and any conditions imposed on the combined entity in connection with the consummation of the proposed transaction; the risk that anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected, including whether the proposed transaction will be accretive within the expected timeframe or at all; negative capital market conditions; the ability to achieve strategic and financial objectives, including with respect to distribution coverage, future distribution levels, proposed projects and completed transactions; adverse changes in laws, including with respect to tax and regulatory matters; the adequacy of capital resources and liquidity, including, but not limited to, availability of sufficient funds to pay distributions, including the distribution to certain affiliates of the Company in connection with the transaction, and access to debt on commercially reasonable terms; and the ability to successfully execute business plans, growth strategies and self-funding models. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in the Company’s annual report on Form 10-K for the year ended December 31, 2018, and, if applicable, the Company’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed by the Company with the Securities and Exchange Commission. The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this filing except as required by applicable law. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this filing.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information

In connection with the proposed transaction, a Registration Statement has been filed with the SEC. The Registration Statement was declared effective by the SEC on November 15, 2019. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS THAT FORMS A PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final prospectus will be made available to HESM unitholders. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from the Company at its website, www.hessmidstream.com, or by contacting the Company’s Investor Relations at (212) 536-8244.